02012911

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

U.S. POST OFFICE DELAYED

RECEIVED FEB 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 January 2002 to 1 February 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

PROCESSED
FEB 1 3 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 1 February 2002 By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 2nd January 2002

Document Title	Date	Entity Requiring Item
Press Release	8 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	9 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	10 January 2002	London Stock Exchange
Press Release	11 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	14 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	15 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	23 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	24 January 2002	London Stock Exchange
Press Release	31 January 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	1 February 2002	London Stock Exchange
Form G(88)2 Return of Allotments of shares under the Enterprise Oil Senior Executive Share Option Scheme	9 January 2002	Registrar of Companies
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	30 January 2002	Registrar of Companies

Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Stmnt re Share Price Movement
Released	15:52 08 Jan 2002
RNS Number	6659P

Full Announcement Text

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RNS Number:6659P
Enterprise Oil PLC
8 January 2002

Enterprise Oil plc

Statement Regarding Share Price Movement

The Board of Enterprise Oil plc (the 'Company') notes the recent movement the Company's share price. The Board confirms that it has recently receive unsolicited approach from a third party regarding a possible offer for the Company, which has been rejected.

Ends.

For further information, please contact:
Patrick d'Ancona, Head of Public Relations 020 7925 4160

END

--

Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:35 09 Jan 2002
RNS Number	7268P

Full Announcement Text

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RNS Number:7268P
Enterprise Oil PLC
9 January 2002

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 9 January 2002 101,707 ordinary shares in the capital of the company following exercises share options made today by ex-employees. All the shares were sold by the former members of staff following such exercises; 37,482 shares were sold 590p per share and 64,225 shares were sold at 591.25p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated un the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification do not relate to an actual dealing in the Company's securities by the above-n Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	12:34 10 Jan 2002
RNS Number	7829P

Full Announcement Text

RNS Number:7829P
Enterprise Oil PLC
10 January 2002

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 10 January 2002 of 84,406 ordinary shares in the capital of the company following exercises of share options made today by ex-employees. 80,646 such shares were sold by the former members of staff following such exercises at 591.988p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Enterprise Oil Results Date
Released	07:00 11 Jan 2002
RNS Number	8256P

Full Announcement Text

RNS Number:8256P
Enterprise Oil PLC
11 January 2002

Enterprise Oil announces revised date for preliminary results 2001

Enterprise Oil plc announces that it will make its preliminary results announcement for the year ended 31 December 2001 on 5 February 2002. At that time Chief Executive Sam Laidlaw will present his strategy for the future of the company.

Ends.

For further information, please contact:

Patrick d'Ancona, Head of Public Relations 020 7925 4134

Peter Reilly, Head of Investor Relations 020 7925 4229

END

Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:34 14 Jan 2002
RNS Number	9451P

Full Announcement Text

RNS Number:9451P
Enterprise Oil PLC
14 January 2002

Announcement Body Information:

SHARE OPTION EXERCISE BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 14 January 2002 of 15,331 ordinary shares in the capital of the company following an exercise of share options made today by an ex-employee. All such shares were sold by the former member of staff following such exercise at 615.5p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Announcement Details

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	11:23 15 Jan 2002
RNS Number	9801P

Full Announcement Text

RNS Number:9801P
Enterprise Oil PLC
15 January 2002

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 15 January 2002 of 38,393 ordinary shares in the capital of the company following exercises of share options made today by ex-employees. All such shares were sold by the former members of staff following such exercises, 7,484 shares at 608p per share and 30,909 shares at 611.5p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:32 23 Jan 2002
RNS Number	4167Q

Announcement Body Information:

SHARE OPTION EXERCISES BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 23 January 2002 of 19,523 ordinary shares in the capital of the company following an exercise of share options made today by an ex-employee. All such shares were sold by the former member of staff following such exercise at 604.0615p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:26 24 Jan 2002
RNS Number	4649Q

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 24 January 2002 of 24,043 ordinary shares in the capital of the company following exercises of share options made today by ex-employees. All such shares were sold by the former members of staff following such exercises. 6,964 such shares were sold at 606.38p per share and 17,079 shares were sold at 606.00p per share.

The Directors, A R Armour, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Directorate Change
Released	16:29 31 Jan 2002
RNS Number	8258Q

Board Change

Enterprise Oil announced today that its exploration director, Andrew Armour, is to leave the company to pursue other interests. Dr Armour will step down as a director of the company with effect from Friday, 1 February 2002.

The company has begun to look for a successor to Dr Armour. Until a replacement is appointed, John Crowle, Group Exploration Manager, will assume Dr Armour's responsibilities.

Sir Graham Hearne, Chairman, commented: "Andrew Armour's contribution to Enterprise since 1984 has been considerable. He has played a major part in much of the group's exploration success, fulfilling a wide variety of roles in the company. As general manager in Stavanger, he was influential in establishing the group's strong position in Norway, and since his appointment as exploration director in 1996 has been a valued member of the board. We wish him the very best for the future."

Ends.

For further information, please contact:

Patrick d'Ancona, Head of Public Relations	020 7925 4160
Peter Reilly, Head of Investor Relations	020 7925 4229

END

Company website

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	10:05 1 Feb 2002
RNS Number	8482Q

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

Enterprise Oil plc

2 Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholders named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited 7,495,747

RBS Trust Bank 573,100

Bankers Trust 112,000

Nortrust Nominees Limited 124,100

BT Globenet Nominees Limited 36,700

MSS Nominees Limited 41,810

Citibank 68,700

Morgan Stanley 155,633

Bank of New York Europe 216,697

Bank of New York London 38,698

Northern Trust 303,900

HSBC Client Holdings Nominee (UK) Limited 9,985,508

JP Morgan 2,507

5 Number of shares/amount of stock acquired:

n/a

6 Percentage of issued class:

n/a

7 Number of shares/amount of stock disposed:

4,181,898

8 Percentage of issued class:

0.87%

9 Class of security:

Ordinary Shares of 25 pence each

10 Date of transaction:

31 January 2002

11 Date company informed:

1 February 2002

12 Total holding following this notification:

19,155,100

13 Total percentage holding of issued class following this notification:

3.98%

14 Contact name for queries:

M J White

15 Contact telephone number:

020 7925 4305

16 Name of company official responsible for making notification:

M J White

17 Date of notification:

1 February 2002

END

82-3004

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	645		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.898		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS	Class of shares allotted: Ordinary	Number allotted: 645
Address: 8 Telegraph Street, London		
UK Postcode: EC2R 7AR		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

*Signed MJWhite Date 9-1-02

A ~~director~~ / secretary, ~~administrator~~, administrative receiver / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

M J White, Enterprise Oil plc Grand Buildings, Trafalgar Square, London WC2N 5EJ

Tel 020 7925 4000

DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day Month Year 30 01 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,522	832	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.768	£4.1453	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited Address: Grand Buildings, Trafalgar Square, London UK Postcode W C 2 N 5 E J	Class of shares allotted: Ordinary	Number allotted: 4,354
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 30-1-02

A ~~director~~ / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange